

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 25, 2011

Gregory B. Maffei
Chief Executive Officer
Liberty Media, Inc.
12300 Liberty Boulevard
Englewood, CO 80112

> **Re: Liberty Media, Inc.**
> **Annual Report on Form 10-K for year ended December 31, 2010**
> **Filed February 28, 2011**
> **File No. 001-33982**

Dear Mr. Maffei:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days and indicate that you will comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comments apply to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Annual Report on Form 10-K

Compensation Discussion and Analysis, page 10

Setting Executive Compensation, page 11

1.   Please provide more information about how the compensation committee uses the reference group information in setting compensation types and amounts and the purpose of its review of this information. For example, although you note on page 10 that the committee seeks to formulate compensation packages that are "competitive" relative to the reference group, no additional information is provided about what this means. We also note your acknowledgement on page 15 that equity compensation of your NEOs generally exceeds that of your peer

group, but you do not explain why this is the case or how other components of your compensation packages compare to the peer group. Please revise accordingly.

Elements of 2010 Executive Compensation, page 12

2.   We note that the Corporate Performance Component impacts 30% of a participant's maximum bonus amount. Although you note that the Corporate Performance Component Rating is based on a review of adjusted OIBDA, revenue and free cash flow, you do not provide any disclosure regarding how that review resulted in the actual Ratings applied in 2010. Please provide more information about how this component is measured and how the 2010 rating was determined, including disclosure of any material performance targets and performance against such targets.

Grants of Plan-Based Awards, page 25

3.   We note that you only disclose the actual 2010 performance-based bonus in the "Estimated Future Payouts under Non-equity Incentive Plan Awards" column. Instead, please revise to disclose the threshold, target and maximum estimated payouts for each named executive officer under the 2010 program.

4.   Please explain in an appropriate location how the compensation committee allocates equity awards to the NEOs among the different tracking stocks.

Potential Payments Upon Termination or Change of Control, page 32

5.   Please revise the heading "Termination After a Change of Control" on page 34 to remove the implication that a termination is required in connection with a change of control in order for the vestings to occur.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rahim Ismail, Staff Accountant, at (202) 551-4965, or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have any questions regarding comments on the financial statements and related matters. Please contact John Harrington, Staff Attorney, at (202) 551-3576 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Renee L. Wilm
       Baker Botts L.L.P.
       Via facsimile: (212) 259-2503